

17018699

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67926

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abbey Capital (US) LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Park Avenue, Suite 1315
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

One Penn Plaza (Address) New York (City) NY (State) 10119 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Opatosky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abbey Capital (US) LLC, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

SVP

Title

Notary Public

HAROLD GRANT PYSADEE
Notary Public - State of New York
NO. 01PY6241179
Qualified in Kings County
My Commission Expires Jun 29, 2019

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Abbey Capital (US) LLC

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended June 30, 2017

Abbey Capital (US) LLC

Contents
As of and for the Year Ended June 30, 2017


BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Abbey Capital (US) LLC
New York, New York

We have audited the accompanying financial statements of Abbey Capital (US) LLC (the "Company"), which comprise the statement of financial condition as of June 30, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Abbey Capital (US) LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

New York, New York
August 2, 2017

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Financial Condition
June 30, 2017

ASSETS

Cash	$	508,375
Accounts Receivable - Related Party		135,491
Prepaid Expenses		70,093
Security Deposit		48,958
TOTAL ASSETS	$	762,917

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts Payable and Accrued Expenses	$	54,693
TOTAL LIABILITIES		54,693
MEMBER'S EQUITY		708,224
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	762,917

See Notes to Financial Statements

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Operations
Year Ended June 30, 2017

REVENUE:	
Reimbursements from Related Party	$ 3,778,689
OPERATING EXPENSES:	
Salaries and related costs	2,524,993
Rent	307,791
Travel & entertainment	327,096
Insurance	180,479
Office and other	36,479
Professional fees	98,783
Regulatory fees	34,987
Communications	23,913
Dues and subscriptions	63,216
Charitable contributions	4,445
Total expenses	3,602,182
INCOME BEFORE PROVISION FOR INCOME TAXES	176,507
Provision for Income Taxes	(75,670)
NET INCOME	$ 100,837

See Notes to Financial Statements

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
Year Ended June 30, 2017

MEMBER'S EQUITY JULY 1, 2016	$	607,387
Net income		100,837
MEMBER'S EQUITY, JUNE 30, 2017	$	708,224

See Notes to Financial Statements

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
Year Ended June 30, 2017

OPERATING ACTIVITIES:	
Net income	$ 100,837
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating asssets and liabilities	
Decrease in accounts receivable - related party	15,055
Increase in prepaid expenses	(58,848)
Decrease in tax liabilities	(22,460)
Decrease in accounts payable and accrued expenses	(60,957)
Net cash used in operating activities	(26,373)
NET DECREASE IN CASH	(26,373)
CASH AT BEGINNING OF YEAR	534,748
CASH AT END OF YEAR	$ 508,375

Supplemental Cash Flow Information	
Cash paid during the year for income taxes	$ 118,349

1. Organization and Nature of Business

Abbey Capital (US) LLC (the "Company" or the "LLC"), a New York limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. The Company's sole business function is to act as an introducer/marketer of private placement and mutual funds managed by its Parent to regulated entities (e.g. broker-dealers) and non-regulated entities (e.g. corporations) within the United States. Abbey Capital Limited (the "Parent"), a company domiciled in Dublin, Ireland, has a 100% member interest in the Company. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Cash and cash equivalents - The LLC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash consists of funds maintained in a checking account held at financial institutions. The LLC's cash is held principally at one financial institution and at times may exceed federally insured limits. The LLC has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

Revenue recognition - Expenditures, excluding income taxes, incurred by the Company are reimbursed by the Parent on a monthly basis and recorded as revenue. The reimbursement equals 104.9% of the Company's expenditures less income taxes based on a transfer pricing agreement.

Income taxes – The LLC is taxed as a C Corporation and monthly accruals are recorded based on federal, state and city tax tables. The LLC's income tax returns are subject to examination by the federal, state and city taxing authorities. There are no items that give rise to a deferred tax asset or liability.

Uncertain tax positions - The LLC has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position for the year ended June 30, 2017, and does not expect any material adjustments to be made. The tax years 2016, 2015, and 2014 remain open to examination by the major taxing jurisdictions to which the LLC is subject.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recently issued accounting standards - In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In July 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which deferred the effective date for us of ASU No. 2014-09 to July 1, 2019. Early adoption of ASU No. 2014-09 is permitted, but not before its original effective date. In 2016, the FASB issued additional implementation guidance for the new revenue recognition standards. These standards permit the use of either the retrospective or cumulative effect transition method. We have initiated an assessment of our revenue streams and a project plan for implementing these standards and we do not expect the impact of this pronouncement to have a material effect on our timing of revenue recognition. We have not yet selected a transition method nor have we completed our assessment of the effect that ASU No. 2014-09 will have on our financial statements and related disclosures.

3. Related Party Transactions

At June 30, 2017, the LLC had a receivable from the Parent of $135,491 related to reimbursement of expenses incurred as defined in the transfer pricing agreement. The receivable was collected in July 2017. For the year ended June 30, 2017, the LLC earned $3,778,689 as revenue for its services to its parent, which represents 100% of revenue earned.

4. Income Taxes

The Company's income tax provision consists primarily of Federal, state and local income taxes. The primary difference between the Company's Federal statutory tax rate and its effective tax rate is due to the non-deductibility of certain meals and entertainment and charitable contributions. The current and deferred portions of income tax expense included in the statement of operations determined in accordance with ASC 740 are as follows:

Federal	$ 48,010
State and Local	27,660
Toral	$ 75,670

5. Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2017, the LLC had net capital of $453,682 which was $448,682 in excess of its required net capital of $5,000. The LLC's ratio of aggregate indebtedness to net capital was 12.06 %.

6. Concentration of Credit Risk

The Company relies upon the financial support of the Parent. A withdrawal of support would have material adverse effect upon the Company's ability to continue as a going concern.

7. Employee Benefit Plan

The Company sponsors a 401(k) plan covering substantially all employees, which provides for annual contributions as determined by the Company. For the year ended June 30, 2017, the Company made $62,878 in employer matching contributions, which is included in "Salaries and related costs" on the statement of operations.

8. Indemnifications

In the normal course of its business, the LLC may indemnify and guarantee certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and therefore has not recorded any contingent liability in the financial statements for these potential indemnifications.

The LLC may provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. When applicable, these indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and therefore has not recorded any contingent liability in the financial statements for these indemnifications.

9. Subsequent Events

The LLC has evaluated all subsequent events from the date of the balance sheet through August 2, 2017, which represents the date these financial statements are available to be issued. There were no events or transactions occurring during the subsequent event reporting period which require recognition or disclosure in the financial statements.

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended June 30, 2017

SCHEDULE 1

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	708,224
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		(254,542)
NET CAPITAL	$	453,682
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	54,693
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	5,000
Excess net capital	$	448,682
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	447,682
Percentage of aggregate indebtedness to net capital		12.06%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2017.

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)

Exemption Report

Year Ended June 30, 2017

August 02, 2017

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To whom it may concern:

Abbey Capital (US) LLC claims exemption from Rule 15c3-3 under SEA Rule 15c3-3 section (k) paragraph 2(i) for the period from July 1, 2016 - June 30, 2017. Paragraph 2 states "The provisions of this rule shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)"." To our best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Kind Regards,



Brian Opatosky
Senior Vice President, Abbey Capital (US) LLC


BAKER TILLY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Abbey Capital (US) LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Abbey Capital (US) LLC ("Abbey") identified the following provision of 17 C.F.R. § 15c3-3(k) under which Abbey claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) Abbey stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Abbey's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abbey's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

New York, New York
August 2, 2017

Abbey Capital (US) LLC

Schedule of SIPC Assessment and Payments

For the Year Ended June 30, 2017

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
JUNE 30, 2017

Table of Contents

BAKER TILLY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Abbey Capital (US) LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended June 30, 2017, which were agreed to by Abbey Capital (US) LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below, either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2017, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments. The Company computed the annual assessment as 0.0025 multiplied by revenue earned from July 1, 2016 to December 31, 2016 and 0.0015 multiplied by revenue earned from January 1, 2017 to June 30, 2017. We noted no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. This procedure was not required since there was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

New York, New York
August 2, 2017

Abbey Capital (US) LLC

(A LIMITED LIABILITY COMPANY)
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE YEAR ENDED JUNE 30, 2017

TOTAL REVENUES	$ 3,778,688
ADDITIONS	-
DEDUCTIONS	-
SIPC NET OPERATING REVENUES	3,778,688
GENERAL ASSESSMENT	7,301
Less: Payments made with Form SIPC 6	4,082
TOTAL ASSESSMENT BALANCE AND INTEREST DUE	$ 3,219

See Independent Accountants' Report on Applying Agreed Upon Procedures to Entity's SIPC Assessment Reconciliations

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended June 30, 2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Abbey Capital US LLC
330 Madison Avenue, Suite 602
New York, NY 10017-5001

8-67926

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A. General Assessment (item 2e from page 2) $7,301

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,082)
January 11, 2017
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,219

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $3,219

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $3,219

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Abbey Capital US LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 10 day of July, 20 17.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2016
and ending June 30, 2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$3,778,688
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$3,778,688
2e. General Assessment @ .0015 Rate effective 1/1/2017	$7,301

(to page 1, line 2.A.)